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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                       RICHTON INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   765516109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Fred A. Sullivan
              11625 Montana Avenue, Apt. #7, Los Angeles, CA 90049
                                 (310)472-5869
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 5, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.                           13D


       765516109
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Fred A. Sullivan  ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF/00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       392,000
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER        -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  392,000
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       392,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Schedule 13 D relates to the shares of Common Stock, par value $.10 per share of Richton International Corporation,(the"Common Stock") a Delaware corporation (the "Issuer"), which has its principal executive offices at 340 Main Street, Madison, New Jersey 07940.

Item 2. Identity and Background.

This report is filed by Mr. Fred A. Sullivan.("Mr. Sullivan"). Mr. Sullivan resides at 11625 Montana Ave. (Apt 7) Los Angeles, California 90040. Mr Sullivan is a Senior Business Planner for Walt Disney Company,500 S. Buena Vista Street,. Burbank, California 91503. Mr Sullivan is a citizen of the United States and he is the son of Mr. Fred R. Sullivan,Chairman of the Board and Chief Executive Officer of the Issuer. During the last five years, Mr. Sullivan has not been (a) convicted in any criminal proceeding(excluding traffic violations or similar misdemeanors) nor been (b) a party to a civil proceeding of a judical or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No funds were used to effect the transfer of the 350,000 shares of Common Stock from the Fred A. Sullivan 1987 Lifetime Trust (the "Trust") to Mr. Sullivan.
Mr. Sullivan was the sole beneficiary of the Trust before it was terminated.
The Trust's address was c/o Joel S. Ehrenkrantz, Esq., Ehrenkrantz, Ehrenkrantz, 375 Park Avenue, New York New York 10152. Mr. Ehrenkrantz was the sole Trustee of the Trust and his principal occupation is as an attorney in New York City. Prior to this transfer, Mr. Sullivan has acquired 22,000 shares through open market purchases on the American Stock Exchange using personal funds. During November 1997, Mr. Sullivan acquired another 20,000 common shares through open market purchases on the American Stock Exchange using personal funds.

Item 4. Purpose of Transaction.

Mr. Sullivan holds his shares of Common Stock for investment purposes. Mr. Sullivan has no current plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure (g)changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, Mr. Sullivan reserves the right to purchase additional shares of Common Stock or dispose of shares of Common Stock in the future and to adopt at some future date the plans or proposals escribed in paragraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

Mr. Sullivan is the beneficial owner of 392,000 shares (the "Shares") of Common Stock. Such sum does not include shares of Common Stock held by FRS Capital Company, LLC. ("FRS"). FRS is a Delaware limited liability company formed for the purpose of holding Mr. Fred R. Sullivan's ownership interest in 903,024 shares of Common Stock and warrants to acquire an additional 336,250 shares of Common Stock. Mr. Sullivan holds a 95% equity, non voting interest in FRS. Based on the 2,947,892 shares of Common Stock outstanding as reflected on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997 and after giving effect to the shares of Common Stock issuable upon excercise of the Warrants, the 1,239,274 shares of Common Stock beneficiallly owned by FRS constitutes approximately 37.7% of the shares of Common Stock then outstanding. FRS shares the power to vote and direct the vote and to dispose and direct the disposition of the shares of Common Stock and the Warrants held by FRS with Mr. Fred R. Sullivan who holds a 5% equity interest in FRS.

During the past 60 days Mr. Sullivan purchased a total of 20,000 shares at $6.00 per share on the American Stock Exchange in the two transactions on November 4 and November 12. Except for these two transactions Mr. Sullivan did not engage in any other transactions with respect to shares of Common Stock.

Item 6. Contracts, Arrangements ,Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Sullivan does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Issuer.

Item  7. Material to be filed as Exhibits

          Not Applicable


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12 ,  1997




                                             /s/Fred A. Sullivan
                                             ---------------------
                                                Fred A. Sullivan